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                                October 31, 2005



Ms. Linda Cvrkel, Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re:      ERF Wireless, Inc. (the "Company" or "ERF")
         Amendment 3 to Annual Report on Form 10-KSB for the fiscal year ended
           December 31, 2004 Filed April 15, 2005
         File No. 000-27467
         Amendment 3 to Quarterly Report on Form 10-QSB for the quarter ended
           June 30, 2005
         Filed August 15, 2005
         File No. 000-27467


Dear Ms. Cvrkel:

         Please be advised the Company filed its Amendment No. 3 to Form 10-KSB/A for the fiscal year ended December 31, 2004, and Amendment No. 3 to Form 10-QSB/A for the quarter ended June 30, 2005. The following are our responses to your comment letter dated October 28, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
                ------------------------------------------------

Note 5. Capital Stock
---------------------

1. ERF has determined that we incorrectly presented the statements of stockholders' equity as related to the 143,800 shares of common stock. The Company included the 143,800 shares as a component of the recapitalization which was previously shown in the 1 for 75 reverse split totaling approximately 335,000 shares and should have reduced the 1 for 75 reverse split shares to approximately 192,000 and retroactively recorded the 143,800 shares to all periods prior to the acquisition.

         Accordingly, the Company has amended Form 10-KSB - Amendment No. 3 and Form 10-QSB - Amendment No. 3 to correct Loss Per Share on its Statements of Operations caused by this error. The Company has also expanded its Restatement footnote included in Note 1 to its Form 10-KSB
         - Amendment No. 3 and has added a Restatement footnote in Note 1 to its Form 10-QSB - Amendment No. 3 under the heading - Basic Loss Per Share.


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                 FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005

Note 12. Subsequent Events
--------------------------

2. ERF confirms that we will revise our disclosures in future periods to include the amortization period for intangible assets identified in
         Note 12 - Subsequent Events, related to the Skyvue USA acquisition. ERF recently included disclosures related to such amortization periods in Form 8-K/A - Amendment No. 2 filed October 24, 2005. The disclosures were made in Note 1 to 9.01(b) of the Pro forma Condensed Combined Financial Statements as follows:

NOTE 1 - PURCHASE PRICE

On August 12, 2005, ERFW Wireless, Inc (ERFW) completed the purchase of assets from Skyvue USA under the Asset Purchase Agreement dated August 8, 2005. Under the Asset Purchase Agreement, ERFW acquired the CryptoVue System consisting of software, site based hardware devices and servers to perform network encryption, contracts for the construction, operation, monitoring and maintenance of fixed wireless networks for banking customers, ISP subscriber agreements, trade names, equipment and software, including the software architecture and design. The assets were acquired from Skyvue USA East Central Texas Inc., a Texas USA. At the time of the transaction, there were no material relationships between the seller and ERFW or any of its affiliates, or any director or officer of ERFW, or any associate of any such officer or director. ERFW paid $600,000 in cash, notes and securities and assumed $39,000 in liabilities.

The purchase price allocation is as follows (in thousands):



Accounts receivable                           $          13
Inventory                                                31
Property and equipment                                   89
Identifiable intangible assets                          506
Accounts payable and accrued expenses                   (39)
                                              --------------
Total adjusted purchase price                 $         600
                                              ==============


The amount allocated to identifiable intangible assets was determined by the company's management. Other intangibles assets are being amortized over their useful life in accordance with the guidance contained in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets".

Developed technology                        $         20    3 years
Non-compete agreement                                100    3 years
Workforce in place                                   125    3 years
Customer relationships                               261    3 years
                                            -------------

Total identifiable intangible assets        $        506
                                            =============


                                       2
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         The Company looks forward to working with you in completing the review and respectfully requests an expedited review of our responses to the two items addressed in your comment letter dated October 28, 2005.

         The Company herewith with this filing acknowledges that:

         1. the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

         2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very truly yours,


                                     ERF WIRELESS, INC.
                                     /s/ R. Greg Smith
                                     Chief Executive and Chief Financial Officer